Exhibit 99.2

NANO-X IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder of Nano-X Imaging Ltd. (the “Company”) hereby nominates, constitute and appoint each of Marina Gofman Feler, Jonathan M. Nathan and Elad Ziv as its true and lawful proxy and attorney with full power of substitution for and in the undersigned’s name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva 4970602, Israel, on Wednesday, November 18, 2026, at 3:00 p.m. (Israel time) (8:00 a.m. ET), and at any adjournments or postponements thereof, upon the matters listed on the reverse side, which are more fully described in the Notice, dated October 28, 2026 (the “Notice”), and Proxy Statement, dated October 28, 2026, relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Subject to applicable law and the rules of Nasdaq, in the absence of such directions, the Shares represented by this Proxy, when properly executed, and received by the Company, will be voted “FOR” the proposed resolutions to be presented at the Meeting or any adjournment(s) or postponement(s) thereof, and “FOR” any additional proposals coming before the Meeting for which the board of directors of the Company recommends a vote “FOR”.

Shareholders entitled to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, November 2, 2026, the record date fixed by the board of directors of the Company for such purpose.

The undersigned hereby acknowledges receipt of the Notice and Proxy Statement.

Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” BOTH PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: Approval of an amendment to the Company’s amended and restated articles of association that will increase the authorized share capital of the Company by NIS 3,000,000 (that is, by 300,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company will be NIS 4,500,000, comprised of 450,000,000 ordinary shares, par value NIS 0.01 per share.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: Approval of (i) a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Company’s board of directors, within 18 months following the Meeting, and (ii) a corresponding amendment to the Company’s amended and restated articles of association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

The proxies are furthermore authorized to vote in their discretion upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

If you have any questions or need assistance in voting your shares, please contact the Company’s proxy solicitor, Campaign Management, toll-free in North America at 1-888-725-4553 or collect outside of North America at +1 (212) 632-8422 or by email at info@campaign-mgmt.com.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Date: __________, ____

Signature of Shareholder

Date: __________, ____

Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.